82-4578

centrica

taking care of the essentials

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	27
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Eileen Baker	**No. of pages** (incl. this one)	

If you do not receive all the pages please contact (telephone: **01753 494007**or fax: **01753 494019**)

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information which is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must not disclose, copy, distribute, or retain this message or any part of it.

Message:

Please find the following Stock Exchange Announcement/s sent out late on Friday.

Regards

Eileen Baker

Secretariat, 2nd Floor, Charter Court, 50 Windsor Road, Slough, Berkshire SL1 2HA
Telephone: **01753 758 217** Facsimile: **01753 758 240**

Centrica plc
REGISTERED IN ENGLAND NO: 3033654
REGISTERED OFFICE: Charter Court, 50 Windsor Road, Slough, Berkshire, SL1 2HA

23 August 2002

Centrica plc

Centrica plc received on 23 August 2002 a notification dated 20 August 2002 stating that the holding of Barclays plc and its subsidiaries in Centrica plc constituted a notifiable interest for the purposes of Section 198 of the Companies Act 1985.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Centrica plc

2. Name of shareholder having a major interest

Barclays plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

See schedule in 4 below

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Woolwich Life Ltd	910,000
Barclays Capital Securities Ltd	710,506
Barclays Private Bank and Trust Ltd	103,450
Barclays Life Assurance Co Ltd	8,135,579
Barclays Nikko Global Investors Ltd	1,549,696
Barclays Global Investors Japan Trust Ltd	3,151,585
Barclays Global Fund Advisors	1,110,766
Barclays Bank Trust Company Ltd	57,049
Barclays Private Bank and Trust Ltd	6,104
Barclays Global Investors Ltd	67,716,082
Woolwich Pension Fund Trust Co Ltd	350,183
Barclays Private Bank Ltd	72,928
Barclays Global Investors, N.A.	44,142,658

5. Number of shares / amount of stock acquired

Not known

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 5 5/9 pence

10. Date of transaction
20 August 2002

11. Date company informed
22 August 2002

12. Total holding following this notification
128,016,586

13. Total percentage holding of issued class following this notification
3.01%

14. Any additional information
None

15. Name of contact and telephone number for queries
Robin Healy 01753 494 017

16. Name and signature of authorised company official responsible for making this notification
Robin Healy

Date of notification
23 August 2002